Exhibit 99.3

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

ORDINARY GENERAL MEETING OF SHAREHOLDERS

October 16, 2026

In Guadalajara, Jalisco, at 10:00 a.m. on October 16, 2026, at the corporate domicile of Betterware de México, S.A.P.I. de C.V. (the “Company”), the shareholders of the Company met for the purpose of holding an Ordinary General Meeting of Shareholders (the “Meeting”), to which they were duly called in accordance with the Company’s bylaws pursuant to the notice published in the Electronic Publications System for Commercial Companies of the Ministry of Economy on September 29, 2026, a copy of which is attached to the minutes of the Meeting as Exhibit A.

In accordance with Clauses Eighteen and Thirty-Four of the Company’s bylaws, Mr. Luis Germán Campos Orozco, in his capacity as Executive Chairman of the Company’s Board of Directors, acted as chairman of the Meeting (the “Chairman”), and Mr. José Raz Guzmán Castro, in his capacity as secretary of the Company’s Board of Directors, acted as secretary of the Meeting (the “Secretary”), in accordance with Clause Thirty-Four of the Company’s bylaws.

The Chairman appointed Regina Ruiz Canales and Eugenio Ballesteros Wise as scrutineers (the “Scrutineers”), who, after accepting their appointments, reviewed the documents evidencing shareholder status or the corresponding proxies, which are attached together to the minutes of the Meeting as Exhibit B, and prepared the attendance list attached to these minutes as Exhibit C, certifying that 20,358,497 (Twenty million three hundred fifty-eight thousand four hundred ninety-seven) shares out of the 39,485,053 (Thirty-nine million four hundred eighty-five thousand fifty-three) subscribed and paid-in shares of the Company’s capital stock were represented, in accordance with the attendance list attached to these minutes as Exhibit C, representing 51.56% (fifty-one point fifty-six percent) of the Company’s subscribed and paid-in capital stock.

Based on the certification of the Scrutineers and pursuant to Article 189 of the General Law of Commercial Companies and Clause Thirty-Six of the Company’s bylaws, the Chairman declared the Meeting legally convened and proceeded to read the following:

AGENDA

1.	Proposal, discussion and, if applicable, approval of the payment of dividends.

2.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

After the agenda was read to the shareholders, they proceeded to address the matters as follows:

1.	Proposal, discussion and, if applicable, approval of the payment of dividends.

In connection with the first item on the agenda, the Chairman of the Meeting informed those present that the audited financial statements approved by the shareholders for the fiscal year ended December 31, 2025 reflect sufficient accumulated earnings to permit the distribution of a dividend to the Company’s shareholders in the amount of MXN$250,000,000.00 (Two hundred fifty million pesos 00/100, Mexican currency), and it was proposed that such dividend be paid in proportion to each shareholder’s equity interest in the Company.

Thereafter, the Chairman of the Meeting explained to the shareholders that, if the dividend payment is approved, it is proposed that such dividend be paid no later than November 26, 2026, at an exchange rate of MXN$18.4888 (Eighteen pesos 4888/10000, Mexican currency) per United States dollar, legal tender of the United States of America, in accordance with the notice to be delivered by the Company’s management to the New York Stock Exchange (“NYSE”) pursuant to applicable regulations. The Chairman stated that the dividend payment would be made from the Net Tax Profit Account (“CUFIN”), withholding from each shareholder the applicable taxes under current tax law, by wire transfer to the account designated by each shareholder.

After discussion of the foregoing, the represented shareholders adopted the following:

RESOLUTIONS

IT IS HEREBY RESOLVED, to declare the payment of a dividend to the shareholders in the aggregate amount of MXN$250,000,000.00 (Two hundred fifty million pesos 00/100, Mexican currency), payable in Mexican pesos in proportion to their respective equity interests in the Company’s capital stock, against the Company’s CUFIN as of December 31, 2025, at an exchange rate of MXN$18.4888 (Eighteen pesos 4888/10000, Mexican currency) per United States dollar, legal tender of the United States of America.

Shareholders registered as holders of shares of the Company as of the record date specified in the notice to be delivered by the Company’s management to the New York Stock Exchange (NYSE) pursuant to applicable regulations shall be entitled to receive the dividend, which shall be paid no later than November 26, 2026, by wire transfer to the account designated by each shareholder and subject to withholding of applicable taxes under current tax law. The Company’s management is further instructed and authorized to: (i) before publication of the press release announcing approval of the dividend, deliver to the NYSE the corresponding dividend notice, including the record date and payment date, pursuant to applicable regulations; (ii) file the dividend announcement with the United States Securities and Exchange Commission on Form 6-K; and (iii) carry out the public disclosure and any other acts, notices, publications and filings necessary or advisable to comply with applicable regulations and effect payment of the dividend on the terms approved by this Meeting.

IT IS HEREBY RESOLVED, to acknowledge that, by virtue of the dividends declared during 2026, including the dividend declared at this Meeting and the accumulated amount of the legal reserve, the Company’s accumulated net tax profits as of this date amount to MXN$460,300,000.00 (Four hundred sixty million three hundred thousand pesos 00/100, Mexican currency), and the Company’s CUFIN as of this date amounts to MXN$5,361,500,000.00 (Five billion three hundred sixty-one million five hundred thousand pesos 00/100, Mexican currency).

2.	Appointment of special delegates to implement and formalize the resolutions adopted at the Meeting.

Finally, the Chairman of the Meeting submitted the last item on the agenda for discussion, in order to appoint special delegates to implement and formalize the resolutions adopted at the Meeting.

In view of the foregoing, the shareholders discussed the proposal and unanimously adopted the following:

RESOLUTION

RESOLVED, to authorize Luis Germán Campos Orozco, Andrés Campos Chevallier, José Raz Guzmán Castro, Arturo Pérez Estrada, Luis Cortés Panameño, Adriana Garcia-Cuellar Wood, Humberto Molina González, Fernando Alamilla Torres, Eugenio Ballesteros Wise, Mauricio Garibaldi Bustamante and/or Andrés Gallastegui Rodríguez, each acting individually, to: (i) appear before the notary public of their choice to formalize, in whole or in part, the contents of these resolutions; (ii) if necessary, register their contents with the applicable Public Registry of Commerce; (iii) transcribe the text of these resolutions into the corresponding corporate minute book; (iv) request certified copies of the public instrument; and/or (v) generally carry out any and all acts they deem necessary to complete and formalize any of the resolutions approved herein.

It is hereby recorded that, from the beginning through the conclusion of this Meeting, the shareholders listed in the Meeting’s Attendance List were present.

The following are attached as exhibits to these minutes of the Meeting:

Exhibit A Notice of the Meeting published in the Electronic Publications System for Commercial Companies.

Exhibit B Documents evidencing shareholder status or the corresponding proxies.

Exhibit C Attendance List of the Meeting.

There being no further business to discuss, the agenda was declared concluded and the Meeting was adjourned at 11:30 a.m., after a brief recess to prepare these minutes, which were read and approved by all those present and signed by the Chairman and Secretary of the Meeting.

/s/ Luis Germán Campos Orozco	/s/ José Raz Guzmán Castro
Luis Germán Campos Orozco	José Raz Guzmán Castro
Chairman	Secretary

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